Exhibit 99.1

Notice of Special Meeting of Securityholders

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Company (the “Shareholders”), the holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units and phantom restricted share units (“RSUs”) of the Company (the “RSU Holders”) and the holders of performance share units (“PSUs”, collectively with the Shares, Options and RSUs, the “Securities”) of the Company (the “PSU Holders”, collectively with the Shareholders, Optionholders and RSU Holders, the “Securityholders”) of Sierra Wireless, Inc. (“Sierra” or the “Company”) will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, and virtually at https://meetnow.global/MPTKAYS, on September 27, 2022 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated August 24, 2022, as the same may be amended (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution of Securityholders (the “Arrangement Resolution”) substantially in the form attached as Appendix C to the management information circular dated August 26, 2022 (the “Circular”) accompanying this notice of meeting (“Notice of Meeting”), to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”) involving the Company, Semtech Corporation (“Semtech” or the “Parent”) and 13548597 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of the Parent, pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding Shares for cash consideration of US$31.00 per Share, all as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company, after consultation with its financial advisors and outside legal counsel and the unanimous recommendation of the Special Committee of the Board of Directors, unanimously determined that the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders and that the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Registered Shareholders (the “Registered Shareholders”), Optionholders, PSU Holders and RSU Holders of record as of 5:00 p.m. (Vancouver time) on August 23, 2022, (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Given the continuing uncertainty relating to the COVID-19 pandemic, its public health impact, the associated potential restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Company’s community, Securityholders, employees and other stakeholders, the Company has made arrangements to enable Securityholders to attend and vote virtually at the Meeting. Registered Shareholders, Optionholders, RSU Holders and PSU Holders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered Shareholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

The Meeting will be available online at https://meetnow.global/MPTKAYS. A guide to how to login to, and vote at, the Meeting can be found on page 1 of the Management Information Circular (the “Circular”) accompanying this Notice of Meeting.

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Each Registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Share registered in his, her or its name. Each Optionholder, RSU Holder or PSU Holder whose name is entered on the applicable securities register of the Company for such Securities at the close of business on the Record Date is entitled to one vote for each Option, RSU and PSU held in his, her or its name. The Circular, form of proxy and Letter of Transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting. Initially capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

The full text of the Plan of Arrangement implementing the Arrangement and the Interim Order are attached as Appendix E and Appendix F to the Circular, respectively.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by Registered Shareholders, Optionholders, RSU Holders and PSU Holders must be returned to the Company:

•

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than September 23, 2022, at 10:00 a.m. (Vancouver time);

•

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than September 23, 2022, at 10:00 a.m. (Vancouver time); or

•	by telephone or online, as instructed in the enclosed form of proxy, not later than September 23, 2022, at 10:00 a.m. (Vancouver time).

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Investor Services Inc. by not later than 10:00 a.m. (Vancouver time) on September 23, 2022 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Registered Shareholders as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. This right is described in the Circular. Pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, a Registered Shareholder who wishes to dissent must (i) send a written notice of objection to the Arrangement Resolution to Sierra c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 10:00 a.m. (Vancouver time) on September 23, 2022 (or 10:00 a.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See “Dissenting Shareholders’ Rights” in the Circular. Non-Registered Shareholders who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS AS AT THE CLOSE OF BUSINESS ON THE RECORD DATE ARE ENTITLED TO DISSENT.

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If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare Investor Services Inc., the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-800-564-6253.

DATED at Richmond, British Columbia the 26th day of August, 2022.

By Order of the Board of Directors

“Philip Brace”

Philip Brace President and Chief Executive Officer

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